Correspondence

Janaury 14, 2015

dbabiarz@duffordbrown.com

VIA EDGAR

Karina Dorin, Attorney-Advisor
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:	PetroShare Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 17, 2014
SEC File No. 333-198881

Dear Ms. Dorin:

Our client, PetroShare Corp. (the “Company”), has filed today Amendment No. 3 to its registration statement on Form S-1, File No. 333-198881 (“Amendment”).  The Amendment and enclosed prospectus contain revisions responsive to the comments of the staff contained in its letter of January 6, 2015.

On the Company’s behalf, the following narrative represents responses to the staff’s comments contained in that letter:

Amendment No. 2 to Registration Statement on Form S-1

General

Comment No. 1.  The Company understands the view of the Commission that any broker-dealer participating in the offering would be deemed an underwriter as defined in Section 2(11) of the Securities Act of 1933, as amended.  However, we note the staff’s position, articulated in a No-Action Letter, Preferred Equities Group, Inc., Fed. Sec. L. Rep. ¶78,462 (1987), where the staff agreed as a matter of administrative convenience and policy that the filing of a post-effective amendment would only be necessary if a participating broker-dealer accounted for 5% or more of the offering. See also, Success America, Inc., 1988 WL 234430 (S.E.C. No-Action Letter).

Karina Dorin, Attorney-Advisor
Division of Corporation Finance
Securities & Exchange Commission
January 14, 2015

With the foregoing guidance in mind, the Company believes it would be appropriate to sticker the prospectus in the event a broker-dealer was engaged to participate in the offering in an amount less than 5% of the total offering amount.  In the event that any dealer agreed to participate for an amount greater than the threshold, the Company expects that the dealer would be identified by means of a post-effective amendment containing a sticker to the prospectus.

The Company also notes that a post-effective amendment may be required in the event compensation arrangements as described in the registration statement on the effective date were revised in any material respect with regard to any broker-dealer.

Calculation of Registration Fee Table

Comment No. 2.  Comment complied with.  The Company has revised the Fee Table and prospectus under the “Plan of Distribution” section to disclose that the broker warrants and underlying common stock are being registered in connection with the public offering.  However, the Company does not believe that any revisions to specify the number of warrants in the fee table are necessary in connection with such disclosure.  Rule 457(o) under the 1933 Act specifically allows for the registration of securities without specifying the number of securities in the registration table.  Further, it is anticipated that the broker warrants will be issued to one or a limited number of broker-dealers and will not be broken into individual warrant certificates for trading.  The Company also notes that numerous other registration statements which include registration of broker warrants and which have become effective have not included the number of warrants registered in the statement.  For these reasons, the Company does not believe that any additional changes to the registration statement or prospectus are necessary.

Comment No. 3.  Comment complied with.  The description of the broker warrants required by Item 202 of Regulation S-K has been included in a revised paragraph included under the Section “Plan of Distribution.”  See page 52 of the prospectus included in the Amendment.  The description includes, among other things:  (i) the amount of securities called for by such warrants; (ii) the period during which and the price at which the warrants are exercisable; (iii) provisions for changes to or adjustments in the exercise price; and  (iv) any other material terms of such warrants.  As noted in the prospectus, the Company has no obligation to issue any such warrants.

Karina Dorin, Attorney-Advisor
Division of Corporation Finance
Securities & Exchange Commission
January 14, 2015

Executive Compensation, Page 43

Comment No. 4.  Comment complied with.  Compensation information for executive officers and directors of the Company has been updated for 2014 in accordance with applicable provisions of Item 402 of Regulation S-K.  See Pages 43 and 44 of the prospectus included in the Amendment.

Please also note that additional information required to be updated pursuant to Regulation S-K has been revised.  See, for example, Securities Authorized For Issuance Under Equity Compensation Plans, beginning on page 21 of the prospectus.

Comment No. 5.  Comment complied with.  References to the “over-subscription option” have been removed from the registration statement and prospectus, and the aggregate offering amount has been increased to 4,600,000 shares.  Appropriate changes to other sections of the prospectus, including the Use of Proceeds, have been made accordingly.

Exhibits

Comment No. 6.  Comment complied with.  The form of warrant agreement for broker warrants has been filed as Exhibit 4.2 with the Amendment.

Exhibit 5.1

Comment No. 7.  Comment complied with.  The opinion of our firm regarding the legality of the securities, including warrants and shares of common stock underlying the warrants, has been filed with the Amendment as Exhibit 5.

Closing Comments

It is the Company’s understanding that due to the fact that no broker-dealer has been retained in connection with the offering, FINRA will not specifically comment on the proposed underwriting arrangements.  FINRA will defer any comments pending engagement of a participating broker-dealer and submission of the specific terms and conditions of that engagement at such time.

Karina Dorin, Attorney-Advisor
Division of Corporation Finance
Securities & Exchange Commission
January 14, 2015

The Company undertakes to provide copies of any correspondence reflecting the position of FINRA prior to effectiveness of the registration statement.

With the changes included in the Amendment, the Company believes that the registration statement is complete and accurate and requests that the staff consent to the filing thereof.  Further, the Company requests that the staff contact it as soon as practical with any additional comments in order that those comments can be addressed expeditiously.

Please direct any questions regarding the Company’s response or the registration statement to me at (303) 837-6325 or dbabiarz@duffordbrown.com.

Sincerely,

DUFFORD & BROWN, P.C.

/S/ David J. Babiarz

David J. Babiarz

DJB:kac
cc:	Stephen J. Foley, PetroShare Corp.
W. Edward Schenkein, CPA, StarkSchenkein LLP
Paul Maniscalco, SJM Accounting, Inc.